UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

La Jolla Pharmaceutical Company

(Name of Subject Company)

La Jolla Pharmaceutical Company

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

503459604

(CUSIP Number of Class of Securities)

Larry Edwards

Director, President and Chief Executive Officer

La Jolla Pharmaceutical Company

201 Jones Road, Suite 400

Waltham, Massachusetts 02451

(617) 715-3600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ryan A. Murr

Branden C. Berns

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, California 94105

(415) 393-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Items 3, 4, 6 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by La Jolla Pharmaceutical Company, a Delaware corporation (“La Jolla”) with the U.S. Securities and Exchange Commission on July 25, 2022 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Innoviva Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Innoviva, Inc., a Delaware corporation (“Parent” or “Innoviva”), to purchase all of the issued and outstanding shares of La Jolla’s common stock (the “Shares” or “La Jolla Common Stock”) for $6.23 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated July 25, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemental from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The first paragraph under the heading entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser and Their Affiliates—Confidentiality Agreement” on page 5 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“On March 22, 2022, La Jolla and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with a possible negotiated transaction. Parent’s and La Jolla’s obligations with respect to any particular item of confidential information under the Confidentiality Agreement remain in effect until March 22, 2025. The Confidentiality Agreement with Parent contained terms that were substantially similar to the confidentiality agreements entered into between La Jolla and Company A, Company B, Company C, Company D, Company E, Company F, Company G and Company H, respectively (collectively, the “Other Prospective Bidders”). La Jolla did not enter into any standstill agreements with any potential counterparties to a potential strategic business combination transaction with La Jolla in connection with the transaction process, including the Other Prospective Bidders. Other than the Confidentiality Agreement with Parent and the confidentiality agreements with the Other Prospective Bidders, La Jolla did not enter into any other confidentiality agreements with any potential counterparties to a potential strategic business combination transaction in connection with the transaction process.”

By inserting the following as a new heading after the end of the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser and Their Affiliates—Confidentiality Agreement”:

“Post-Transaction Employment and Other Arrangements

Parent had general discussions with members of La Jolla’s management team regarding potential employment opportunities following the closing of the Merger and indicated that it did not expect to replace La Jolla’s existing management team, but no specific discussions took place between Parent’s and La Jolla’s managements with respect to the terms and conditions of any such post-closing employment arrangements. These general discussions with Parent were similar to discussions La Jolla’s management had with other interested parties in connection with the transaction process.”

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

2

The eighth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” on page 11 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“Over the second half of February of 2022, in accordance with the directives of the La Jolla Board, representatives of Cowen and members of La Jolla management commenced their initial outreach to 25 potential acquirors. 17 of these 25 counterparties declined to proceed with discussions regarding a potential acquisition of La Jolla and did not enter into a confidentiality agreement. Representatives of Cowen and members of La Jolla management engaged in discussions from February 16, 2022 through July 10, 2022 regarding a potential acquisition of La Jolla with the remaining eight counterparties, including Innoviva, Entasis (now a wholly owned subsidiary of Innoviva), and six others, which we refer to as Company A, Company B, Company C, Company D, Company E and Company F. Later in the process, two other prospective bidders, Companies G and H, contacted Cowen and Mr. Edwards, respectively, regarding the submission of a bid.”

By adding the following new paragraph immediately after the tenth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” on page 11 of the Schedule 14D-9:

“Representatives of Cowen and Innoviva engaged in logistical and preliminary discussions from February 16, 2022 through February 28, 2022. On March 1, 2022, representatives of Cowen and representatives of Innoviva’s financial advisor, Moelis & Company, first held substantive discussions exploring potential interest in any strategic transactions.”

The fourth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Cowen and Company, LLC, La Jolla’s Financial Advisor—Summary of Material Financial Analyses—Selected Public Companies Analysis” on page 29 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“Based upon the information presented above, Cowen’s experience in the specialty pharmaceuticals industry and its professional judgment, Cowen applied a reference multiple range equal to the low and high multiples for the selected companies to La Jolla’s revenue, calculated on a forecasted basis for calendar year 2022 and net of the royalties payable by a wholly owned subsidiary of La Jolla to certain entities managed by Healthcare Royalty Management, LLC (“HCR”), based on the La Jolla Forecasts, to calculate an implied enterprise value reference range for La Jolla. Cowen then subtracted total debt as of June 30, 2022 of $0 excluding royalties payable by La Jolla to HCR and added cash and cash equivalents as of June 30, 2022 of $57,000,000, on a pro forma as adjusted basis for the receipt of cash from (i) the redemption of La Jolla’s non-core asset, consisting of a non-voting minority interest in a private contract manufacturer; and (ii) a refundable tax withholding from PAION AG, to derive an implied equity value reference range. The figures in the implied equity value reference range for La Jolla were then divided by the number of fully-diluted shares outstanding as of June 30, 2022 calculated using the treasury stock method to calculate a reference range of implied values per share of Common Stock. This analysis, when rounded to the nearest $0.10, resulted in the range of implied per share equity value of the Common Stock set forth in the table below, as compared to the closing price of Common Stock of $3.39 per share as of July 8, 2022 and the Offer Price of $6.23 per Share.”

The first paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Cowen and Company, LLC, La Jolla’s Financial Advisor—Summary of Material Financial Analyses—Selected Transactions Analysis” on page 29 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“Cowen reviewed the financial terms, to the extent publicly available based on S&P Global Markets Intelligence and company filings, of five transactions (which we refer to in this section as the “selected transactions”) involving the acquisition of companies in the specialty pharmaceuticals industry with revenues of less than $300 million and which Cowen believed, in the exercise of its professional judgment and experience, have one or more businesses or operating characteristics (such as sales channels) that Cowen deemed relevant and growth and operating margins similar to La Jolla, and which were announced since February 13, 2020. These transactions and the dates announced were:”

3

The fourth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Cowen and Company, LLC, La Jolla’s Financial Advisor—Summary of Material Financial Analyses—Selected Transactions Analysis” on page 30 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“Based upon the information presented above, Cowen’s experience in the specialty pharmaceuticals industry and its professional judgment, Cowen applied a selected multiple range of 1.0x to 3.0x (which corresponds to the low and high multiple observed in Cowen’s review of the selected transactions) to La Jolla’s revenue, calculated on a forecasted basis for calendar year 2022 and net of the royalties payable by La Jolla to HCR, based on the La Jolla Forecasts, to calculate an implied enterprise value reference range for La Jolla. Cowen then subtracted total debt as of June 30, 2022 of $0 excluding royalties payable by La Jolla to HCR and added cash and cash equivalents as of June 30, 2022 of $57,000,000, on a pro forma as adjusted basis for the receipt of cash from (i) the redemption of La Jolla’s non-core asset, consisting of a non-voting minority interest in a private contract manufacturer; and (ii) a refundable tax withholding from PAION AG, to derive an implied equity value reference range. The figures in the implied equity value reference range for La Jolla were then divided by the number of fully-diluted shares outstanding as of June 30, 2022 calculated using the treasury stock method to calculate a reference range of implied equity values per share of Common Stock. This analysis, when rounded to the nearest $0.10, resulted in the range of implied per share equity value of Common Stock set forth in the table below, as compared to the closing price of Common Stock of $3.39 per share as of July 8, 2022, and the Offer Price of $6.23 per Share.”

The two paragraphs under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Cowen and Company, LLC, La Jolla’s Financial Advisor—Summary of Material Financial Analyses—Discounted Cash Flow Analysis” on page 30 of the Schedule 14D-9 are hereby deleted in their entirety and replaced with the following:

“Cowen performed a discounted cash flow analysis of La Jolla to derive a range of implied equity values per share of Common Stock based upon the discounted present value of the projected after-tax cash flows, discounted to June 30, 2022, of: (i) La Jolla described in the La Jolla Forecasts for the 6-month period ending December 31, 2022, the calendar years ending December 31, 2023 through December 31, 2026 and the terminal value of La Jolla at December 31, 2026 (which we refer to in this section as the “5-Year DCF Analysis”), based upon multiples of earnings before interest expense, income taxes, depreciation, and amortization (which we refer to in this section as “EBITDA”); and (ii) La Jolla’s GIAPREZA and XERAVA products described in the La Jolla Forecasts for the 6-month period ending December 31, 2022 and the calendar years ending December 31, 2023 through December 31, 2040, without terminal value (which we refer to in this section as the “Product Lifecycle Analysis”). After-tax cash flow was calculated by taking projected earnings before interest expense and income taxes (which we refer to in this section as “EBIT”) and subtracting from this amount projected taxes, changes in working capital, and certain royalty obligation payments and adding back projected depreciation and amortization. These analyses were based upon certain assumptions described by, projections supplied by, and discussions held with the management of La Jolla, including an assumption as to loss of patent exclusivity for GIAPREZA and XERAVA in 2034 and 2029, respectively. In performing these analyses, Cowen utilized discount rates ranging from 17.5% to 22.5%, which were selected based on La Jolla’s estimated weighted average cost of capital determined by applying the capital asset pricing model, which was derived based on Cowen’s experience and professional judgement and included assumptions regarding post-tax cost of debt, market risk premium, equity size premium, risk free rate, beta and debt to total capitalization, and a valuation date of July 8, 2022. Cowen utilized terminal multiples of revenue ranging from 1.3x to 2.8x in the case of the 5-Year DCF Analysis, these multiples representing the general range of multiples of revenue for the selected companies as described above.

Utilizing the methodologies described above, and on the basis of total debt as of June 30, 2022 of $0, excluding royalties payable by La Jolla to HCR, cash and cash equivalents as of June 30, 2022 of $57,000,000, on a pro forma as adjusted basis for the receipt of cash from: (i) the redemption of La Jolla’s non-core asset, consisting of a non-voting minority interest in a private contract manufacturer and; (ii) a refundable tax withholding from PAION AG, and the number of fully-diluted shares outstanding as of June 30, 2022 calculated using the treasury stock method this analysis, when rounded to the nearest $0.10, resulted in a range of implied approximate equity values per share of Common Stock of:

•	$4.30 to $7.10 per share, in the case of the 5-Year DCF Analysis; and

•	$5.60 to $6.80 per share, in the case of the Product Lifecycle Analysis,

as compared to the closing price of Common Stock of $3.39 per share as of July 8, 2022 and the Offer Price of $6.23 per Share.”

4

The first paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Cowen and Company, LLC, La Jolla’s Financial Advisor—Other Factors—Research Analyst Price Target” on page 31 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“Cowen reviewed one price target for the shares of Common Stock prepared and published by Jefferies during the preceding 12-month period by one equity research analyst that was publicly available as of July 8, 2022. This price target reflected that analyst’s estimate of the future public market trading price of the shares of Common Stock at the time such price target was published. As of July 8, 2022, the undiscounted price target of such equity research analyst per share of Common Stock was $4.00. Cowen calculated the present value of this equity research analyst price target by applying a discount rate of 19.7%, based on an estimate of La Jolla’s cost of equity which was determined by Cowen by applying the capital asset pricing model as described above under the section titled “The Solicitation or Recommendation—Opinion of Cowen and Company, LLC, La Jolla’s Financial Advisor—Summary of Material Financial Analyses—Discounted Cash Flow Analysis”, which resulted in a present value of $3.35 per share of Common Stock.”

The second paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Cowen and Company, LLC, La Jolla’s Financial Advisor—General” on page 32 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“Cowen was selected by La Jolla to render an opinion to the La Jolla Board because of Cowen’s expertise, industry experience, prior relationship with La Jolla and familiarity with La Jolla. Cowen was also selected by La Jolla to render an opinion to the La Jolla Board because Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Cowen is providing financial services for La Jolla for which it will receive customary fees, as described in more detail below. In addition, in the ordinary course of its business, Cowen and its affiliates may trade the equity securities of La Jolla and Innoviva for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. Cowen and its affiliates in the ordinary course of business have from time to time provided, or in the future may provide, commercial and investment banking services to La Jolla, Innoviva or their respective affiliates, including serving as a financial advisor on potential acquisitions and as an underwriter on equity offerings, and have received or may in the future receive fees for the rendering of such services. In the two years preceding the date of its opinion, certain entities managed by HCR, an affiliate of Cowen, received royalty payments on worldwide net sales of GIAPREZA from a wholly owned subsidiary of La Jolla pursuant to that certain revenue interest agreement, dated as of May 10, 2018, between such entities managed by HCR and such subsidiary of La Jolla, which royalty payments are disclosed in La Jolla’s periodic reports filed with the SEC. HCR’s and Cowen’s businesses operate independently from each other, and information barriers are in place that restrict the flow of information between HCR and Cowen. In the two years preceding the date of its opinion, Cowen did not perform any commercial or investment banking services for La Jolla, Innoviva or any other party to the Merger Agreement for which Cowen received compensation. The issuance of Cowen’s opinion was approved by Cowen’s fairness opinion review committee.”

The table under the heading entitled “Item 4. The Solicitation or Recommendation—Other Information—Certain Information Provided by the Parties—La Jolla Projections—Five Year Projections (in millions)” on page 35 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“

	2H 2022	2023	2024	2025	2026
Net revenue	$36	$70	$88	$110	$125
Cost of goods sold	($4)	($10)	($12)	($14)	($15)
Operating expenses	($20)	($39)	($41)	($42)	($45)
EBITDA(1)	$12	$21	$35	$54	$65
Depreciation and amortization expense	($1)	($2)	($2)	($2)	($2)
Share-based compensation expense	($1)	($4)	($4)	($4)	($4)
EBIT	$10	$15	$29	$48	$59
Tax paid(2)	—	—	—	—	—
Changes in working capital	$9	($7)	($4)	($4)	($3)
Depreciation and amortization expense	$1	$2	$2	$2	$2
Worldwide HCR payments	($3)	($8)	($14)	($19)	($24)
Unlevered free cash flow(3), net of HCR payments	$17	$2	$13	$27	$34

(1)	EBITDA is defined as earnings before interest expenses, tax, depreciation and amortization.
(2)	Assumed tax rate of 26%
(3)	Unlevered free cash flow is calculated as earnings before interest expenses and taxes, less tax expense, plus depreciation and amortization, less changes in net working capital, plus other income.

”

5

The table under the heading entitled “Item 4. The Solicitation or Recommendation—Other Information—Certain Information Provided by the Parties—La Jolla Projections—Product Life Cycle Projections (in millions)” on page 35 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“

	2H 2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
Net revenue	$36	$70	$88	$110	$125	$136	$151	$159	$156	$154	$162	$170	$171	$128	$123	$127	$131	$135	$139
Cost of goods sold	($4)	($10)	($12)	($14)	($15)	($17)	($18)	($19)	($18)	($18)	($19)	($20)	($20)	($16)	($15)	($16)	($17)	($17)	($17)
Operating expenses	($20)	($39)	($41)	($42)	($45)	($46)	($48)	($50)	($53)	($56)	($59)	($61)	($72)	($68)	($66)	($64)	($62)	($61)	($60)
EBITDA(1)	$12	$21	$35	$54	$65	$73	$85	$90	$85	$80	$84	$89	$79	$44	$42	$47	$52	$57	$62
Depreciation and amortization expense	($1)	($2)	($2)	($2)	($2)	($2)	($2)	($1)	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	($1)	($4)	($4)	($4)	($4)	($4)	($4)	($5)	($5)	($5)	($5)	($5)	($4)	($5)	($5)	($5)	($5)	($5)	($5)
EBIT	$10	$15	$29	$48	$59	$67	$79	$84	$80	$75	$79	$84	$75	$39	$37	$42	$47	$52	$57
Taxes paid(2)	—	—	—	—	—	—	—	—	—	($9)	($21)	($22)	($19)	($10)	($10)	($11)	($12)	($14)	($15)
Changes in working capital	$9	($7)	($4)	($4)	($3)	($3)	($3)	($2)	—	($2)	($1)	($2)	($1)	$11	$2	—	($1)	—	—
Depreciation and amortization expense	$1	$2	$2	$2	$2	$2	$2	$1	—	—	—	—	—	—	—	—	—	—	—
Worldwide HCR payments	($3)	($8)	($14)	($19)	($24)	($26)	($28)	($29)	($31)	—	—	—	—	—	—	—	—	—	—
Unlevered free cash flow(3), net of HCR payments	$17	$2	$13	$27	$34	$40	$50	$54	$49	$64	$57	$60	$55	$40	$29	$31	$34	$38	$42

(1)	EBITDA is defined as earnings before interest expenses, tax, depreciation and amortization.
(2)	Assumed tax rate of 26%
(3)	Unlevered free cash flow is calculated as earnings before interest expenses and taxes, less tax expense, plus depreciation and amortization, less changes in net working capital, plus other income.

”

1

Item 6. Interests in Securities of the Subject Company

Item 6 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“Other than (i) the transactions set forth in the table below in this Item 6. Interest in Securities of the Subject Company and (ii) the grant or cash exercise and holding of La Jolla Options in the ordinary course, no transactions with respect to Shares have been effected by La Jolla or, to the knowledge of La Jolla after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

Recent Transactions by La Jolla and Directors, Executive Officers, Affiliates and Subsidiaries of La Jolla

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
La Jolla	7/8/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	11,173	$3.39
La Jolla	7/7/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	9,520	$3.29
La Jolla	7/6/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	13,168	$3.26
La Jolla	7/5/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	13,500	$3.19
La Jolla	7/1/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	12,219	$3.17
Michael Hearne	6/30/2022	Acquisition of shares pursuant to La Jolla’s ESPP.	236	$2.71
La Jolla	6/30/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	13,200	$3.20
La Jolla	6/29/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	12,617	$3.31
La Jolla	6/28/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	13,200	$3.40
La Jolla	6/27/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	13,080	$3.45
La Jolla	6/24/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	13,396	$3.41
La Jolla	6/23/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	12,500	$3.38
La Jolla	6/22/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	7,259	$3.38
La Jolla	6/21/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	13,301	$3.44
La Jolla	6/17/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	12,116	$3.42
La Jolla	6/16/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	12,373	$3.27
Michael Hearne	6/15/2022	Acquisition of shares pursuant to La Jolla’s ESPP.	236	$2.72
La Jolla	6/15/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	12,324	$3.23
La Jolla	6/14/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	11,307	$3.45

La Jolla	6/13/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	11,134	$3.49
La Jolla	6/10/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	12,611	$3.58
La Jolla	6/9/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	14,492	$3.75
La Jolla	6/8/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	13,037	$3.78
La Jolla	6/7/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	10,004	$3.82
La Jolla	6/6/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	11,220	$3.85
La Jolla	6/3/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	12,947	$3.86
La Jolla	6/2/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	13,637	$3.91
La Jolla	6/1/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	15,628	$3.97
Michael Hearne	5/31/2022	Acquisition of shares pursuant to La Jolla’s ESPP.	189	$3.41
La Jolla	5/31/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	16,300	$3.91
La Jolla	5/27/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	16,800	$3.85
La Jolla	5/26/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	16,386	$3.97
La Jolla	5/25/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	15,725	$3.86
La Jolla	5/24/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	16,300	$3.78
La Jolla	5/23/2022	Purchase effected pursuant to an existing Rule 10b5-1 trading plan.	15,607	$3.88

”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the heading entitled “Item 8. Additional Information—Legal Proceedings” on page 45 of the Schedule 14D-9 in its entirety and replacing with the following:

“Legal Proceedings

Following the announcement of the Merger Agreement and through August 12, 2022, La Jolla is aware of six complaints that have been filed in United States District Courts and five demand letters that were sent to La Jolla by purported stockholders of La Jolla related to the transactions contemplated by the Merger Agreement (collectively, the “Complaints”).

On July 27, 2022, Richard Gole, a purported stockholder of La Jolla, filed a complaint in the United States District Court for the Southern District of New York, Case No. 1:22-cv-06395. On August 1, 2022, Denise Redfield, a purported stockholder of La Jolla, filed a complaint in the United States District Court for the Southern District of New York, Case No. 1:22-cv-06528. On August 2, 2022, Marc Waterman, a purported stockholder of La Jolla, filed a complaint in the United States District Court for the Southern District of New York, Case No. 1:22-cv-06534. On August 2, 2022, La Jolla received a demand letter from Miriam Nathan, a purported stockholder of La Jolla. On August 2, 2022, La Jolla received a demand letter from Raymond Tomo, a purported stockholder of La Jolla. On August 4,

2022, Richard Lawrence, a purported stockholder of La Jolla, filed a complaint in the United States District Court for the District of Delaware, Case No.1:22-cv-01032-UNA. On August 4, 2022, Katherine Finger, a purported stockholder of La Jolla, filed a complaint in the United States District Court for the Southern District of New York, Case 1:22-cv-06640. On August 5, 2022, Brian Jones, a purported stockholder of La Jolla filed a complaint in the United States District Court for the Southern District of New York, Case No. 1:22-cv-06681. On August 7, 2022, La Jolla received a demand letter from Christopher Taylor, a purported stockholder of La Jolla. On August 8, 2022, La Jolla received a demand letter to inspect books and records pursuant to 8 Del. § 220 from James Gyldenvand, a purported stockholder of La Jolla. On August 11, 2022, La Jolla received a demand letter to inspect books and records pursuant to 8 Del. § 220 from Ramin Hatam, a purported stockholder of La Jolla.

The Complaints name La Jolla each of La Jolla’s directors as defendants (“Defendants”) and generally allege violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act as a result of Defendants’ efforts to sell the La Jolla to the Parent through the Offer. The Complaints generally contend that the Schedule 14D-9 filed on July 25, 2022 has omitted or misrepresented material information regarding the Merger.

The Complaints seek generally to enjoin the transactions contemplated by the Merger Agreement or, in the event the transactions are consummated, an order rescinding consummation or an award of rescissory damages, to direct Defendants to disseminate a Schedule 14D-9 that does not contain any untrue statements of material fact, award of costs, including reasonable attorneys’ and experts’ fees and other relief the court may deem just and proper. La Jolla management believes it has strong factual and legal defenses to all actions and intends to defend itself vigorously. Other similar cases or cases based on similar facts may be filed in the future.”

By inserting the following as a new heading after the end of the heading “Item 8. Additional Information—Regulatory Approvals”:

“Recent Developments

Business Overview

La Jolla Pharmaceutical Company is dedicated to the commercialization of innovative therapies that improve outcomes in patients suffering from life-threatening diseases. GIAPREZA® (angiotensin II) injection is approved by the U.S. Food and Drug Administration (“FDA”) as a vasoconstrictor indicated to increase blood pressure in adults with septic or other distributive shock. XERAVA® (eravacycline) for injection is approved by the FDA as a tetracycline class antibacterial indicated for the treatment of complicated intra-abdominal infections (“cIAI”) in patients 18 years of age and older.

Product Portfolio

Product	Indication	Pivotal Studies(1)	Regulatory Status
GIAPREZA® (angiotensin II)	Septic or other distributive shock(2)	321-patient, multinational, double-blind, randomized, placebo-controlled study	FDA-approved Dec 2017 European Commission-approved Aug 2019

XERAVA® (eravacycline)	Complicated intra-abdominal infections(3)	538-patient, multinational, double-blind, randomized, active-controlled study 499-patient, multinational, double-blind, randomized, active-controlled study	FDA-approved Aug 2018 European Commission-approved Sep 2018 NDA submitted in China Mar 2021

(1)	For U.S. and European approval
(2)

U.S.: GIAPREZA is a vasoconstrictor to increase blood pressure in adults with septic or other distributive shock European Union: GIAPREZA is indicated for the treatment of refractory hypotension in adults with septic or other distributive shock who remain hypotensive despite adequate volume restitution and application of catecholamines and other available vasopressor therapies

(3)	U.S.: XERAVA is a tetracycline class antibacterial indicated for the treatment of cIAIs in patients 18 years of age and older European Union: XERAVA is indicated for the treatment of cIAI in adults

GIAPREZA® (angiotensin II)

GIAPREZA® (angiotensin II) injection is approved by the FDA as a vasoconstrictor indicated to increase blood pressure in adults with septic or other distributive shock. GIAPREZA is approved by the European Commission (“EC”) for the treatment of refractory hypotension in adults with septic or other distributive shock who remain hypotensive despite adequate volume restitution and application of catecholamines and other available vasopressor therapies. GIAPREZA mimics the body’s endogenous angiotensin II peptide, which is central to the renin-angiotensin-aldosterone system (“RAAS”), which in turn regulates blood pressure. GIAPREZA is marketed in the U.S. by La Jolla on behalf of La Jolla Pharma, LLC, its wholly owned subsidiary, and is marketed in Europe by PAION Deutschland GmbH on behalf of La Jolla Pharma, LLC.

XERAVA® (eravacycline)

XERAVA® (eravacycline) for injection is approved by the FDA as a tetracycline class antibacterial indicated for the treatment of complicated intra-abdominal infections (“cIAI”) in patients 18 years of age and older. XERAVA is approved by the EC for the treatment of cIAI in adults. XERAVA is marketed in the U.S. by Tetraphase Pharmaceuticals, Inc. and its subsidiaries (“Tetraphase”), a wholly owned subsidiary of La Jolla, and is marketed in Europe by PAION Deutschland GmbH on behalf of Tetraphase. Everest, La Jolla’s licensee for mainland China, Taiwan, Hong Kong, Macau, South Korea, Singapore, the Malaysian Federation, the Kingdom of Thailand, the Republic of Indonesia, the Socialist Republic of Vietnam and the Republic of the Philippines, submitted an NDA in China, which was accepted by the China National Medical Products Administration (“NMPA”) in March 2021. XERAVA was approved in Singapore by the Health Science Authority in April 2020.

Product Candidates

In connection with the acquisition of Tetraphase, La Jolla acquired the following product candidates that are in early stage clinical or preclinical development: (i) TP-6076, an IV formulation of a fully synthetic fluorocycline derivative for the treatment of certain multidrug-resistant gram-negative bacteria; (ii) TP-271, an IV and oral formulation of a fully synthetic fluorocycline for the treatment of respiratory disease caused by bacterial biothreat and antibiotic-resistant public health pathogens, as well as bacterial pathogens associated with community-acquired bacterial pneumonia; and (iii) TP-2846, an IV formulation of a tetracycline for the treatment of acute myeloid leukemia. At this time, there are no active studies nor anticipated future studies for any of these product candidates. La Jolla intends to seek out-license opportunities for these product candidates; however, La Jolla is unable to predict the likelihood of successfully out-licensing any of these product candidates.

Results of Operations

The following table summarizes our results of operations for each of the periods below (in thousands):

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2022	2021	Change	2022	2021	Change
Net product sales	$10,511	$11,059	$(548)	$20,920	$19,696	$1,224
License and other revenue	32	5,000	(4,968)	48	30,500	(30,452)
Cost of product sales	1,691	2,156	(465)	3,856	4,887	(1,031)
Cost of license and other revenue	6	—	6	11	3,600	(3,589)
Selling, general and administrative expense	9,762	8,996	766	20,035	17,751	2,284
Research and development expense	154	1,114	(960)	181	2,672	(2,491)
Other income (expense), net	3,545	(60)	3,605	5,593	(3,117)	8,710
Provision for income taxes	17	—	17	18	18	—

Net income	$2,458	$3,733	$(1,275)	$2,460	$18,151	$(15,691)

Net Product Sales

Net product sales consist of revenue recognized from sales of GIAPREZA and XERAVA to hospitals and other healthcare organizations in the U.S., generally through a network of specialty distributors. These specialty distributors are considered our customers for accounting purposes.

For the three and six months ended June 30, 2022, La Jolla’s net product sales were $10.5 million and $20.9 million, respectively, compared to $11.1 million and $19.7 million, respectively, for the same periods in 2021. For the three and six months ended June 30, 2022, GIAPREZA U.S. net product sales were $7.3 million and $15.0 million, respectively, compared to $8.6 million and $15.4 million, respectively, for the same periods in 2021. For the three and six months ended June 30, 2022, XERAVA U.S. net product sales were $3.2 million and $5.9 million, respectively, compared to $2.5 million and $4.3 million, respectively, for the same periods in 2021. The decrease in GIAPREZA U.S. net product sales is primarily due to a decrease in the number of vials sold to La Jolla’s customers. The increase in XERAVA U.S. net product sales is primarily due to an increase in the number of vials sold to La Jolla’s customers.

License and Other Revenue

License and other revenue consists of revenue from out-license agreements with counterparties to develop and/or commercialize our products in territories outside of the U.S. in exchange for: (i) nonrefundable, upfront license fees; (ii) development, regulatory or commercial milestone payments; and/or (iii) sales-based royalties. License and other revenue also consists of revenue from commercial supply agreements with our out-licensees to supply a minimum quantity of our products in territories outside the U.S. in exchange for: (i) nonrefundable, upfront fees; and/or (ii) the reimbursement of manufacturing costs, plus a margin in certain cases.

For the three and six months ended June 30, 2022, La Jolla’s license and other revenue was $32,000 and $48,000, respectively, compared to $5.0 million and $30.5 million, respectively, for the same periods in 2021. For the three and six months ended June 30, 2022, La Jolla’s license and other revenue consists of royalties from out-license agreements. The three months ended June 30, 2021, consists of $5.0 million for the transfer of certain XERAVA-related manufacturing know-how to Everest in connection with the Everest commercial supply agreement (the “Technology Transfer”). The six months ended June 30, 2021, consists of: (i) a $22.5 million upfront payment in connection with the PAION license; (ii) a $3.0 million milestone payment received in connection with La Jolla’s agreements with PAION AG and Everest Medicines Limited covering ex-U.S. rights to GIAPREZA and XERAVA; and (iii) $5.0 million for the Technology Transfer.

Cost of Product Sales

Cost of product sales consists primarily of expense associated with: (i) manufacturing; (ii) royalties payable to George Washington University, Harvard University and Paratek Pharmaceuticals, Inc.; (iii) shipping and distribution; and (iv) the inventory fair value step-up adjustment recorded in connection with the acquisition of Tetraphase.

La Jolla’s cost of product sales were $1.7 million and $3.9 million for the three and six months ended June 30, 2022, respectively, compared to $2.2 million and $4.9 million, respectively, for the same periods in 2021. For the three and six months ended June 30, 2021, cost of product sales includes zero and $0.9 million, respectively, of the inventory fair value step-up adjustment recorded in connection with the acquisition of Tetraphase. No such adjustment was included in costs of product sales for the three and six months ended June 30, 2022.

Cost of License and Other Revenue

Cost of license and other revenue consists of amounts due under in-license agreements and commercial supply agreements in connection with license and other revenue from commercially approved product. Cost of license and other revenue recognized in connection with product that is not commercially approved is recorded as research and development expense.

For the three and six months ended June 30, 2022, La Jolla’s cost of license and other revenue was $6,000 and $11,000, respectively, compared to zero and $3.6 million, respectively, for the same periods in 2021. This decrease is due to a decrease in amounts due under the George Washington University and Harvard University license agreements of $2.7 million and $0.9 million, respectively, in connection with the upfront cash payment received pursuant to the PAION AG out-license agreement.

Selling, General and Administrative Expense

Selling, general and administrative expense consists of non-personnel and personnel expenses. Non-personnel-related expense includes expense related to: (i) professional fees for legal, patent, consulting, accounting and audit services; (ii) sales and marketing costs such as speaker programs, advertising and promotion, travel and marketing data; and (iii) facilities and information technology. Personnel-related expense includes expense related to salaries, benefits and share-based compensation for personnel engaged in sales, finance and administrative functions. We expect our selling, general and administrative expense to increase in the third quarter of 2022 due to transaction costs related to the Merger Agreement.

The following table summarizes these expenses for each of the periods below (in thousands):

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2022	2021	Change	2022	2021	Change
Non-personnel expense:
Professional fees	$1,618	$1,266	$352	$3,203	$2,794	$409
Sales and marketing	1,313	1,315	(2)	2,670	2,510	159
Amortization of Intangibles	388	388	—	776	776	—
Facility	62	105	(43)	129	119	10
Other	438	423	15	1,098	826	272

Total non-personnel expense	3,819	3,496	322	7,875	7,025	850
Personnel expense:
Salaries, bonuses and benefits	4,609	4,523	86	9,581	8,909	673
Share-based compensation expense	1,334	977	357	2,579	1,817	762

Total personnel expense	5,943	5,500	443	12,160	10,726	1,434

Total selling, general and administrative expense	$9,762	$8,996	$765	$20,035	$17,751	$2,284

During the three and six months ended June 30, 2022, total selling, general and administrative non-personnel expense increased compared to the same periods in 2021 primarily as a result of: (i) an increase in transaction costs in connection with the Merger Agreement; (ii) an increase in speaker programs, advertising and other promotional activities to support growing net product sales for both GIAPREZA and XERAVA; and (iii) an increase in non-personnel allocations to general and administrative activities.

During the three months ended June 30, 2022, total selling, general and administrative personnel expense increased compared to the same period in 2021 primarily due to an increase in share-based compensation expense resulting from an increase in the volume and grant date fair value of stock options granted to employees in connection with their annual performance.

During the six months ended June 30, 2022, total selling, general and administrative personnel expense increased compared to the same period in 2021 primarily as a result of: (i) an increase in the average per cost of employee; (ii) an increase in personnel allocations to general and administrative activities; and (iii) an increase in share-based compensation expense resulting from an increase in the volume and grant date fair value of stock options granted to employees in connection with their annual performance.

Research and Development Expense

Research and development expense consists of non-personnel and personnel expenses. Non-personnel-related expense includes expense related to: (i) manufacturing development; (ii) amounts due under in-license agreements for drug product that is not commercially approved; and (iii) conducting post-marketing pediatric studies. Personnel-related expense includes expense related to salaries, benefits and share-based compensation for personnel engaged in research and development functions. We do not expect our research and development expense to be significant going forward.

During the three and six months ended June 30, 2022, total research and development expense was $0.2 million and $0.2 million, respectively, compared to $1.1 million and $2.7 million, respectively, for the same period in 2021. These decreases are primarily due to: (i) a decrease in amounts due under in-license agreements for drug product that was not commercially approved; (ii) decreases in manufacturing development and post-marketing pediatric study expenses; and (iii) a decrease in total research and development personnel expense, including share-based compensation expense, due to a decrease in personnel allocations to research and development activities.

Other Income (Expense), Net

Other income (expense), net consists primarily of the following: (i) income from distributions received in connection with La Jolla’s non-core asset, consisting of a non-voting minority interest in a private company (the “Minority Interest”); (ii) interest expense accrued for our deferred royalty obligation; (iii) a gain on the forgiveness of Paycheck Protection Program loan (“PPP Loan”); (iv) unrealized losses on changes in fair value of short term investments; and (vi) gains and/or losses resulting from changes in the fair value of contingent value rights (“CVRs”).

During the three months ended June 30, 2022, other income (expense), net was $3.5 million, compared to $(0.1) million for the same period in 2021. This increase is primarily due to a $3.9 million increase in the receipt of distributions in connection with La Jolla’s Minority Interest.

During the six months ended June 30, 2022, other income (expense), net was $5.6 million, compared to $(3.1) million for the same period in 2021. This increase is primarily due to: (i) a $5.5 million increase in the receipt of distributions in connection with La Jolla’s Minority Interest; (ii) a $2.3 million increase due to a gain on the forgiveness of the PPP Loan by the U.S. Small Business Administration; and (iii) a $0.3 million decrease in interest expense accrued for our deferred royalty obligation.

Liquidity and Capital Resources

As of June 30, 2022 and December 31, 2021, we had cash, cash equivalents and short-term investments of $48.7 million and $46.7 million, respectively. The increase in cash, cash equivalents and short-term investments is primarily due to net cash provided by operating activities, offset by purchases of the Company’s common stock under its stock repurchase plan. For the six months ended June 30, 2022, La Jolla’s net cash provided by operating activities was $9.2 million compared to $24.3 million for the same period in 2021. The 2021 period included a $16.8 million net upfront payment and a $3.0 million milestone payment received in connection with La Jolla’s agreements with PAION AG and Everest Medicines Limited covering ex-U.S. rights to GIAPREZA and XERAVA.

La Jolla believes that its existing cash, cash equivalents and short-term investments will be sufficient to fund operations for at least one year from August 15, 2022. La Jolla expects to fund future operations with existing cash or cash generated from operations.

The amount and timing of additional future funding needs, if any, will depend on many factors, including the success of our commercialization efforts for GIAPREZA and XERAVA and our ability to control expenses. If the pending transaction with Innoviva, Inc. does not close, and if necessary, we intend to raise additional capital through equity or debt financings. We can provide no assurance that additional financing will be available to us on favorable terms, or at all.

HealthCare Royalty Partners Update

On August 5, 2022, La Jolla received a notice letter from HealthCare Royalty Partners (“HCR”) in which HCR alleges the occurrence, or imminent occurrence, of La Jolla Pharma, LLC not meeting certain obligations under the royalty financing agreement (the “Royalty Agreement”) and related agreements, including the obligation to use commercially reasonable and diligent efforts to commercialize GIAPREZA and the obligation to not undertake a Change of Control, that would result in HCR’s right to terminate the Royalty Agreement. As defined in the Royalty Agreement, a Change of Control means any event or series of events that results in either: (i) La Jolla no longer directly or indirectly owning 100% of La Jolla Pharma, LLC; or (ii) La Jolla Pharma, LLC no longer directly owning 100% of worldwide net sales of GIAPREZA, except for the granting of ex-U.S. product licenses, neither of which are impacted by the transactions contemplated by the Merger Agreement with Innoviva. If La Jolla Pharma, LLC is ultimately determined to not have met these obligations, HCR would have the right to terminate the Royalty Agreement and demand payment from La Jolla Pharma, LLC of either $125.0 million or $225.0 million (depending on which obligation La Jolla Pharma, LLC is held to not have met), minus aggregate royalties already paid to HCR. La Jolla believes that each of the claims made in the notice letter are wholly without merit and frivolous, disputes them and would vigorously defend against such claims if they were asserted in a legal proceeding. Neither the notice letter nor the meritless and frivolous claims made therein are expected to impede the anticipated closing of the transactions contemplated by the Merger Agreement and La Jolla expects to complete the transactions as planned. Cowen, La Jolla’s exclusive financial advisor in connection with the transactions contemplated by the Merger Agreement, is an affiliate of HCR. HCR’s and Cowen’s businesses operate independently from each other, and information barriers are in place that restrict the flow of information between HCR and Cowen.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 15, 2022

La Jolla Pharmaceutical Company

By:	/s/ Larry Edwards
Larry Edwards
Director, President and Chief Executive Officer